SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of September, 1998.

                            Texon International plc
                (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980

                                 100 Ross Walk
                           Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F   [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]         No  X

                             Texon International plc
                             -----------------------

                      Nine Months Ended September 30, 1998


                                      Index

                                                                         Page No

PART I            Financial Information

       Item 1     Financial Statements

                  Condensed Consolidated Profit and Loss Accounts
                  Three months and nine months ended
                  September 30, 1998 and 1997                               1

                  Condensed Consolidated Balance Sheets
                  September 30, 1998 and December 31, 1997                  2

                  Condensed Consolidated Cash Flow Statement
                  Nine months ended September 30, 1998                      3

                  Reconciliation of net cash flow to movement in debt       4

                  Consolidated Statement of Total Recognised
                  Gains and Losses Three months and nine months
                  ended September 30, 1998 and 1997                         5

                  Reconciliation of Movements in Shareholders' Funds
                  Three months and nine months ended
                  September 30, 1998 and 1997                               6

                  Notes to Condensed Consolidated Financial Statements      7

         Item 2   Management's Discussion and Analysis of
                  Financial Condition And Results of Operations             8-13

PART II           Other Information

         Item 1   Legal Proceedings                                         14

         Item 2   Changes in Securities and Use of Proceeds                 14

         Item 3   Defaults Upon Senior Securities                           14

         Item 4   Submission of Matters to a Vote of Security Holders       14

         Item 5   Other Information                                         14

         Item 6   Exhibits - Reports on Form 8-K                            14

                             TEXON INTERNATIONAL plc
                             -----------------------

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                 -----------------------------------------------
                         (Pounds Sterling In Thousands)


                                                       Unaudited
                                ------------------------------------------------
                                   Nine months ended        Three months ended
                                September    September   September   September
                                      30,          30,         30,         30,
                                     1998         1997        1998        1997
                                   (pound)      (pound)     (pound)     (pound)
                                   -------      -------     -------     -------
Sales turnover                      84,311       92,150      24,732      27,843

Cost of sales                      (55,026)     (59,754)    (16,329)    (18,104)
                                   -------      -------     -------     -------

Gross profit                        29,285       32,396       8,403       9,739

Selling, marketing and
administrative Expenses            (19,649)     (21,506)     (5,443)     (6,809)
                                   -------      -------      ------      ------

Operating profit                     9,636       10,890       2,960       2,930
                                     -----       ------       -----       -----

Profit on the disposal
of fixed assets                      1,000            0       1,000           0

Interest receivable                    117           65          74           6

Interest payable
and similar charges                 (7,853)      (7,432)     (2,760)     (2,517)
                                    ------       ------      ------      ------
Profit on ordinary
activities
before taxation                      2,900        3,523       1,274         419

Taxation on profit
on ordinary activities                (750)      (1,239)        (99)       (421)
                                      ----       ------         ---        ----
Profit on ordinary
activities after taxation            2,150        2,284       1,175          (2)

Minority equity interests              (83)        (206)        (22)        (43)
                                     -----        -----       -----       -----

Net profit for the
financial period                     2,067        2,078       1,153         (45)

Preference dividend                 (1,950)           0        (650)          0
                                    ------       ------      ------      ------

Retained profit/(loss)
for the period
for equity shareholders                117        2,078         503         (45)
                                    ------       ------      ------      ------

                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      -------------------------------------

                         (Pounds Sterling In Thousands)

                                                      Unaudited
                                                  as at September   December 31,
                                       Notes          30, 1998          1997
                                                       (pound)        (pound)
                                                       -------        -------
FIXED ASSETS

Tangible assets                                         12,656         17,098

CURRENT ASSETS

Stocks                                   2              16,511         16,716
Debtors                                                 23,609         19,345
Cash at bank and in hand                                 1,397          1,156
                                                       -------        -------
                                                        41,517         37,217

CREDITORS (amounts
falling due
within one year)                                       (28,698)      (114,393)
                                                       -------        -------

NET CURRENT ASSETS/(LIABILITIES)
Due within one year                                     11,851        (78,038)
Debtors due after one year                                 968            862
                                                       -------        -------
TOTAL NET CURRENT ASSETS/(LIABILITIES)
                                                        12,819        (77,176)

TOTAL ASSETS LESS CURRENT LIABILITIES                   25,475        (60,078)
                                                       -------        -------
CREDITORS (amounts falling
due after more than one year)                           91,301            698

Provisions for liabilities and charges                   7,404          6,422

CAPITAL AND RESERVES

Called up share capital                                  3,920             13
Preference shares                                        5,200              -
Share premium                                           46,800              -
Share capital to be issued (including share premium)         -         55,600
Profit and loss account reserve                       (129,636)      (124,242)
                                                       -------        -------

Shareholders' deficit
       Equity interest                                (125,716)       (68,629)
       Non-equity interests                             52,000              -

                                                       (73,716)       (68,629)

Minority equity interests                                  486          1,431
                                                       -------        -------
                                                       (73,230)       (67,198)
                                                       -------        -------
                                                        25,475        (60,078)
                                                       =======        =======

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                  --------------------------------------------
                         (Pounds Sterling, In Thousands)

                                                                 Unaudited
                                                                 ---------
                                                                  (pound)

Cash flow from operating activities                                2,929

Returns on investments and servicing of finance                  (14,809)

Taxation                                                            (711)

Capital expenditure and financial investment                      (1,145)

Acquisitions and disposals                                       (24,000)
                                                                 -------

Cash (outflow) before financing                                  (37,738)

Financing - Increase in debt                                      38,628
                                                                 -------

Increase in cash in the period                                       890
                                                                 -------

The Condensed Consolidated Cashflow statement is shown only for the nine months ended September 30, 1998 with no comparative data for 1997 due to the recent demerger and acquisition of the business.

Texon International plc acquired the Materials business of United Texon Limited on December 31, 1997. In May 1997 United Texon Limited had separated its two businesses, Materials and Machinery and on December 31, 1997 demerged them into two groups, retaining the Materials business, with the Machinery business being sold to a new company formed by the shareholders of United Texon Limited.

Prior to May 1997, United Texon Limited operated common treasury functions which historically handled cash management, accounts payable, billing and collections for both the Materials and Machinery businesses. This management decision was intended to reduce administrative overheads at a time when businesses were under common ownership.

             Reconciliation of net cash flow to movement in net debt
                  For the NINE Months Ended SEPTEMBER 30, 1998
                  --------------------------------------------
                         (Pounds Sterling, In Thousands)

                                    Unaudited
                                     (pound)

Increase in cash in the period                                       890

Cash (outflow) from debt and lease financing                     (38,628)
                                                                 -------

Change in net debt resulting from cash flows                     (37,738)

Non cash movements in debt                                         5,324

Translation difference                                            (5,049)
                                                                 -------

Movement in net debt in the period                               (37,462)
                                                                 -------

Net debt at the opening date                                     (64,162)
                                                                 -------

Net debt at the closing date                                    (101,625)
                                                                 -------

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
          ------------------------------------------------------------
                         (Pounds Sterling, In Thousands)

                                                              Unaudited
                                         -------------------------------------
                                       Nine months end       Three months ended
                                    September  September    September September
                                          30,        30,          30,       30,
                                         1998       1997         1998      1997
                                       (pound)    (pound)      (pound)   (pound)
                                       -------    -------      -------   -------

Net profit for the period               2,067      2,078        1,153      (45)

Currency translation differences
on foreign currency working capital/
net tangible assets and goodwill        1,025     (1,518)       2,643      332

Currency translation differences on
foreign currency borrowings            (4,886)      (489)      (6,187)     480

Elimination of currency translation
differences on goodwill included in
the profit and loss account reserves   (1,067)       693       (2,795)    (938)
                                       ------        ---       ------     ----

Total recognized gains/(losses)
in the period                          (2,861)       764       (5,186)    (171)
                                       ======        ===       ======     ====

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)

                                                              Unaudited
                                         -------------------------------------
                                       Nine months end       Three months ended
                                    September  September    September September
                                          30,        30,          30,       30,
                                         1998       1997         1998      1997
                                       (pound)    (pound)      (pound)   (pound)
                                       -------    -------      -------   -------

Retained profit for the period for
equity shareholders of the company      2,067      2,078        1,153      (45)

Preference dividend                    (1,950)         0         (650)       0
                                        -----      -----        -----    -----
                                          117      2,078          503      (45)

New share capital issued                  306          0            0        0
Goodwill purchased during the period     (582)         0            0        0

Foreign exchange adjustments           (4,928)    (1,314)      (6,339)     126
                                        -----      -----        -----    -----

Net decrease/(increase) to
shareholders' deficit                  (5,087)       764       (5,836)    (171)

Opening shareholders' deficit         (68,629)   (60,223)     (67,880) (59,288)
                                        -----      -----        -----    -----
Closing shareholders' deficit         (73,716)   (59,459)     (73,716) (59,459)
                                        -----      -----        -----    -----

                             Texon International plc
                  Notes to the Unaudited Condensed Consolidated
                    Financial Statements September 30, 1998,
                    September 30, 1997 and December 31, 1997


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three and nine month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of operations, financial position and cash flows for each period shown, have been included.

2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                 September 30,      December 31,
                                                       1998              1997
                                                  (Pounds sterling in thousands)
                                                     (pound)           (pound)
         Finished goods and goods for resale         12,892            13,285
         Work in progress                             1,354             1,148
         Raw materials                                2,265             2,283
                                                     ------            ------

                                                     16,511            16,716
                                                     ------            ------

         Included within the above inventory figures for September 30, 1998 is an inventory reserve of (pound)1,194,000 ((pound)1,296,000 December 31, 1997).

3        Preference shares

         The terms of the preference shares are scheduled to be changed in November 1998. The original terms were that the dividend rate was 15% through September 30, 2002, however, any preference dividend payments due on or prior to December 31, 2000, which are paid on or prior to the due date, would be deemed to satisfy three times the amount of the preference dividend so paid. Under the new terms the dividend rate will be 6.75% through September 30, 2000 with any payment due on or prior to June 30, 2000, which is paid on or prior to the due date, satisfying
         1.35 times the amount of the preference dividend so paid. As of September 30, 2000 the terms will be reviewed again in light of the Company's situation at that time.

4        Changes in UK Accounting Standards

         Financial Reporting Standard 10 "Goodwill and Intangible Assets" is regarded as standard in respect of financial statements relating to accounting periods ending on or after 23 December 1998. This standard specifies "eliminated goodwill should not be shown as a debit balance on a separate goodwill write off reserve but should be offset against the profit and loss account or another appropriate reserve. The amount by which the reserve has been reduced by the elimination of goodwill (or increased by the addition of negative goodwill) should not be shown separately on the face of the balance sheet". The Company has adopted this standard in the presentation of the balance sheet included herewith.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Registration Statement on Form F.4 filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 1998 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, level of sales to customers, actions by competitors, fluctuations in the price of primary raw materials and foreign currency exchange rates and political and economic instability in the Company's markets.

General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line. During the first nine months of 1998 sales of insoles, stiffeners, other footwear materials and industrial products accounted for 49%, 17%, 22% and 12% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 49% of sales were made to Europe, 28% to Asia and the Pacific, 18% to the Americas and 5% to the rest of the World.

On April 30, 1998 the Company acquired a further 30% of the shares in Foshan Texon Cellulose Board Manufacturing Co Limited, its joint venture in China. The consideration was $2.6 million payable in three annual instalments. The Company now owns 87.6% of the joint venture. This has been consolidated in both accounting periods.

Results of Operations
---------------------

Although the Company's sales for the third quarter of 1998 are down 11% on the comparable period of 1997 the Company's profit of (pound)3.96 million is (pound)1.03 million or 35% higher than the comparable period in 1997. Excluding a one-off gain on the disposal of the land in Leicester, UK, operating profits were substantially similar in the third quarters of 1998 and 1997 as a result of the management's efforts to reduce costs during this period of difficulty for the global footwear industry.

The decrease in sales from the comparable period in 1997 should be seen in context of a soft footwear market. The Company believes that this market has been depressed for a number of reasons, including reduced athletic footwear sales in the key North American market, economic uncertainty in Asia and unusual weather patterns in many parts of the World.

Three Months Ended September 30, 1998 Compared to the Three Months Ended September 30, 1997.

Sales turnover. Sales decreased (pound)3.1 million or 11.2%, to (pound)24.7 million during the three months ended September 30, 1998 from (pound)27.8 million in the comparable period of 1997.

On a constant currency basis sales decreased by (pound)2.9 million or 10.6% during the three months ended September 30, 1998 from the comparable period in 1997.

Sales of insoles, on a constant currency basis, decreased by 12% during the third quarter of 1998 from the comparable period in 1997 reflecting the difficult market conditions in the global footwear industry as noted above.

During the three months ended September 30, 1998 sales of stiffeners decreased 18% from the comparable period in 1997. This product group experienced a larger decrease than the other product groups as it is principally produced in the UK and its major sales areas included the UK and Europe.

Sales of other footwear materials decreased by 10% in the three months ended September 30, 1998 from the comparable period in 1997 as a result of the reasons noted above.

On a geographical basis sales for the three months ended September 30, 1998 were lower in Europe by 9%, South America by 40%, Asia by 6%, Australasia by 16% and the rest of the world by 59%, whereas sales in North America were 5% higher from the comparable period in 1997. The Company believes that the principal reason for the decline in South America was that a major footwear manufacturing co-operative which purchased excessive quantities in 1997 is consuming the excess inventory held as at the end of December 1997. The decrease in sales in the rest of the world is mainly in the Middle East where sales greatly depend on import licences being granted by the authorities in individual countries. As yet during 1998 no such licences have been issued as compared to 1997 when several licences were issued. The other major shortfall is in sales to Turkey which depends heavily on exports to Russia.

Gross Profit. Gross profit for the three months ended September 30, 1998 decreased by (pound)1.3 million to (pound)8.4 million compared to (pound) 9.7 million in the comparable period in 1997. When expressed as a percentage of sales, gross profit was 34.0% for the three months ended September 30, 1998 as compared to 35.0% for the comparable period in 1997.

The Company believes that the strength of the Pound sterling against both the major European currencies and the US dollar has been a factor in depressing gross profit performance. The other contributing factor is under-recoveries of fixed costs in the factories where the lower level of production reduced the Company's margin by almost one percentage point between the second and third quarters of 1998. A part of this reduction can be attributed to seasonal fluctuations because of the timing of vacations in the Company's European manufacturing plants and the remainder is due to the overall soft market for footwear.

Selling, Marketing and Administrative Costs. Selling, marketing and administrative costs, decreased by (pound)1.4 million or 20% to (pound)5.4 million for the three months ended September 30, 1998 from (pound)6.8 million from the comparable period in 1997, reflecting management's efforts to reduce the Company's cost base in line with the reduction in business. This represents a decrease from 24.5% to 21.9% when expressed as a percentage of sales.

Operating Profit. Operating profit for the three months ended September 30, 1998 was (pound)3.0 million, which equals the operating profit for the comparable period in 1997.

Interest. Interest expense increased by (pound)0.2 million or 7% for the three months ended September 30, 1998 compared to the same period in 1997. No direct comparison can be made to the comparable period in 1997 due to the restructuring of the Company's debt through the issuance of senior notes (the "Senior Notes") in January 1998.

Taxation. The tax charge for the three months ended September 30, 1998 reflects the sale of the Leicester land which does not attract taxation.

Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997.

Sales turnover. Sales for the first three quarters of 1998 are (pound)84.3 million, a decrease of (pound)7.8 million or 8.5% from the first three quarters of 1997.

On a constant currency basis sales decreased by (pound)4.7 million or 5.2% during the nine months ended September 30, 1998 compared to the nine months ended September 30, 1997.

The Company believes that the reason for the decline is a combination of problems in European export production to Russia, continuing slowdown in the athletic footwear market and a retail sales drop in the UK which has particularly affected UK footwear production.

Gross profit. For the first nine months of 1998 gross profit has decreased by (pound)3.1 million to (pound)29.3 million compared to (pound) 32.4 million in the comparable period of 1997. When expressed at a percentage of sales, gross profit was 34.7% for the nine months of 1998 as compared to 35.2% for the comparable period in 1997.

Selling, marketing and administrative costs. For the first nine months in 1998, selling, marketing and administrative costs, excluding the restructuring charge of (pound)0.5 million, decreased by (pound)2.3 million or 11% to (pound)19.1 million from (pound)21.5 million for the comparable period in 1997. This represents a decrease from 23.3% to 22.7% when expressed as a percentage of sales.

Operating profit. For the nine months ended September 30, 1998 operating profit excluding the restructuring charge and exceptional profit on the sale of the land, decreased (pound)0.8 million to (pound)10.1 million for the nine months ended September 30, 1998 compared to the comparable period in 1997.

Interest. Interest expense increased by (pound)0.4 million or 5% for the nine months ended September 30, 1998 compared to the same period in 1997. No direct comparison can be made to the comparable period in 1997 due to the restructuring of the Company's debt through the issuance of Senior Notes in January 1998.

Taxation. The tax charge for the nine months ended September 30, 1998 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity
---------------------------------

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Notes and Revolving Facility, working capital needs and the funding of capital expenditures. The total liabilities at September 30, 1998 were (pound)127.4 million including consolidated indebtedness of (pound)98.1 million which compares to total assets of (pound)54.2 million. The excess of liabilities over assets of (pound)73.2 million is owing to the writing off of goodwill.

The increase in indebtedness during the third quarter 1998 of (pound)8.7 million is mainly a consequence of the exchange rate movement between the Deutsche Mark and the Pound which increased the value of the Senior Notes by (pound)6.7 million. On a constant currency basis the indebtedness for the three months ended September 30,1998 increased by (pound)1.9 million. During this same period the Company paid interest on the Senior Notes of (pound)4.2 million therefore the free cashflow before interest for the quarter was (pound)2.3 million.

The shareholders deficit as at September 30, 1998 of (pound)73.7 million compares with (pound) 68.6 million as at December 31, 1997.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (pound)15.0 million Revolving Facility. The net cash flow from operating activities for the nine months ended September 30, 1998 was (pound)2.9 million. Inventories as at September 30, 1998 were (pound)16.5 million compared to (pound)16.7 million at December 31, 1997, while trade receivables at September 30, 1998 were (pound)16.2 million compared to (pound)16.9 million at December 31,1997.

Included in the (pound)14.8 million figure for returns on investments and servicing of finance is (pound)4.6 million relating to the issuance costs of the Senior Notes.

Acquisitions and disposals cash outflow consist of (pound)23.5 million paid to the shareholders of United Texon Limited and (pound)0.5 million for the 30% stake in the Foshan Texon Cellulose Board Manufacturing Co Limited, the joint venture in China.

Land disposal
-------------

The land and buildings owned by Texon UK and partly rented to a third party company were sold to a property developer on October 9, 1998. As an irrevocable contract was in place as of September 30, 1998 the Company has accounted for the sale in the three months ended September 30, 1998. The terms of the sale include a sale price of (pound)8.0 million, (pound)4.0 million paid in cash and a (pound)4.0 million interest-bearing loan note issued by the developer. As an incentive for the Company's tenant to sign a long term rental agreement (pound)1.0 million of the loan note has been assigned to them. The Company believes that as the loan note does not have a fixed repayment date it would not be consistent with UK GAAP to recognise the full (pound)3.0 million gain on disposal immediately. As such (pound)1.0 million has been included in the Company's results for the three months ended September 30, 1998.


Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Based on average exchange rates throughout the nine months to September 30, 1998, Sterling appreciated 5.0% against the Deutsche Mark compared to the similar period in 1997. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the depreciation of Sterling against such currencies will have a positive impact. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, on or before January 1, 1999, and subject to the fulfilment of certain conditions, the "Euro" may replace all or some of the currencies of the Member states of the European Union (the "EU") including the Deutsche

Mark. If, pursuant to the Treaty, the Deutsche Mark is replaced by the Euro, the payment of principal of, and interest on, the Senior Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Notes and the Indenture governing the terms of the Senior Notes.

International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Germany, Italy, Spain and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 28% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such management estimates that less than 5% of their sales are used in footwear which is sold in Asia. Therefore the Company believes that the recent economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The recent devaluation of certain Asian currencies has benefited some of the Company's competitors who manufacture their products in the region. However, as labor and overhead relative to raw materials which are substantially denominated in US dollars represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Year 2000 Compliance
--------------------

Following a comprehensive review of the Company's computer systems and plant and equipment which incorporate microprocessors, the Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. This program includes both updating existing software and the implementation of new software at various locations and will substantially completed during the second quarter of 1999. The Company currently estimates that the additional costs to be incurred in connection with such a program shall be approximately (pound)200,000 although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such a program. All costs are expensed when incurred. To date no significant issues have been identified that management has not addressed.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.

Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                          1998 Average Rate                   Period End Rate
                          -----------------                   ---------------
US Dollar                       1.65                               1.70

Deutschemark                    2.96                               2.79

Part II Other Information

Item 1        Legal Proceedings

From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.

Item 2        Changes in Securities and Use of Proceeds

              None.

Item 3        Defaults Upon Senior Securities

              None.

Item 4        Submission of Matters to a Vote of Security Holders

              None.

Item 5        Other Information

              None.

Item 6        Exhibits and Report on Form 8 - K

              None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Texon International plc
                                            -----------------------
                                                 (Registrant)






Date 11/17/98                           By    /s/ J. Neil Fleming
     --------                               -----------------------
                                             J. Neil Fleming
                                             Finance Director and
                                             Chief Accounting Officer